Exhibit 99.1

Richmont Mines Announces Details for the Third Quarter Financial Results Conference Call and Webcast

TORONTO, Ontario, Canada, October 17, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announced that it will release the Corporations’ third quarter financial results before the market open on Thursday, November 10, 2016. The financial statements will be available on the Corporation’s website at www.richmont-mines.com or www.sedar.com.

Webcast and Conference Call
A webcast and conference call will be held on Thursday, November 10, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto:	1-416-764-8688
•	Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2016 Third Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1282095&s=1&k=F4C4E0F118C1317E32F3869F267FBFF0

Archive Call Access
If you are unable to attend the conference call, a replay will be available until 08:30 a.m. Eastern Time, Thursday, November 24, 2016 by dialing the appropriate number below:

•	International & Toronto:	1-416-764-8677	Passcode: 435976#
•	Canada & U.S. Toll Free:	1-888-390-0541	Passcode: 435976#

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link: http://event.on24.com/r.htm?e=1282095&s=1&k=F4C4E0F118C1317E32F3869F267FBFF0

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 1